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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                                   eBenX, Inc.
                                (Name of Issuer)



                          Common Stock, $.01 par value
                         (Title of Class of Securities)



                                   278868 10 8
                                 (CUSIP Number)



                                 March 7, 2002
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [x] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following page(s))
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                                                               Page 2 of 4 pages

                                  SCHEDULE 13G
                                  ------------

CUSIP NO.  278868 10 8


1.     NAME OF REPORTING PERSON  Jeffrey Rosenblum
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)  N/A


2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)   [   ]
                                                            (b)   [   ]
3.     SEC USE ONLY


4.     CITIZENSHIP OR PLACE OF ORGANIZATION


                              5.      SOLE VOTING POWER  1,515,616 shares
                                      Common Stock.

         NUMBER OF
          SHARES
       BENEFICIALLY           6.      SHARED VOTING POWER  N/A

         OWNED BY
           EACH
         REPORTING            7.      SOLE DISPOSITIVE POWER  1,515,616 shares
                                      Common Stock.

          PERSON
           WITH
                              8.      SHARED DISPOSITIVE POWER  N/A


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,515,616 shares Common Stock

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X] Excludes 120,004 shares held in the Jeffrey Rosenblum Irrevocable Trust and 18,286 shares held in the Jeffrey Rosenblum Guarantor Retained Annuity Trust the Reporting Person has no voting or dispositive power over these shares in the Trusts and he disclaims beneficial ownership of these shares.


11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       7.6%
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                                                               Page 3 of 4 pages

12.      TYPE OF REPORTING PERSON
         IN

ITEM 1(a).        Name of Issuer
                  eBenX, Inc.

ITEM 1(b).        Address of Issuer's Principal Executive Offices
                  605 North Highway 169, Suite LL
                  Minneapolis, MN  55441

ITEM 2(a).        Names of Persons Filing
                  Jeffrey Rosenblum

ITEM 2(b).        Address of principal business office
                  605 North Highway 169, Suite LL
                  Minneapolis, MN  55441

ITEM 2(c).        Citizenship
                  U.S. Citizen

ITEM 2(d).        Title of Class of Securities
                  Common Stock, $.01 par value

ITEM 2(e).        CUSIP Number
                  278868 10 8

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a: N/A

ITEM 4.           Ownership

         (a) The Reporting Person owns 1,515,616 shares of common stock, $.01 par value, of the Issuer as of March 7, 2002.

         (b)      Percent of class 7.7%.
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                                                               Page 4 of 4 pages

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote 1,515,616.

                  (ii)     shared power to vote or to direct the vote N/A.

                  (iii) sole power to dispose or to direct the disposition of 1,515,616.

                  (iv) shared power to dispose or to direct the disposition of N/A.

ITEM 5.           Ownership of Five Percent or Less of a Class
                  N/A


ITEM 6.           Ownership of More than Five Percent on Behalf of Another
                  Person
                  N/A

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                  N/A

ITEM 8.           Identification and Classification of Members of the Group
                  N/A

ITEM 9.           Notice of Dissolution of Group
                  N/A

ITEM 10.          Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 7, 2002

                                                     /s/ Jeffrey Rosenblum
                                                     ---------------------------
                                                     By: Jeffrey Rosenblum